Exhibit 99.1

[TRANSLATION]

January 31, 2017

Name of Listed Company: FRONTEO, Inc.

Representative: Masahiro Morimoto, CEO and Chairman of the Board

(Code No.: 2158, Tosho Mothers)

(NASDAQ Ticker Symbol: FTEO)

Contact person: Shuichi Seo, CFO

Phone: +81-3-5463-6344

Notice of Capital Increase of Consolidated Subsidiary (Conversion to Specified Subsidiary)

TOKYO, Japan, January 31, 2017—FRONTEO, Inc. (TSE: 2158) (hereinafter referred to as “FRONTEO”) today announced that a resolution was passed at its Board of Directors meeting held on January 31, 2017 that its consolidated subsidiary FRONTEO Healthcare, Inc. (“FRONTEO Healthcare”) will increase its capital through third-party allotment underwritten entirely by FRONTEO. As a result, the capital of FRONTEO Healthcare will become greater than 10% of the capital of FRONTEO, rendering it a specified subsidiary of FRONTEO.

1.                  Reason for underwriting of capital increase

FRONTEO Healthcare engages in research and development of artificial intelligence (“AI”) systems utilizing the AI engine “KIBIT” uniquely developed by the FRONTEO group and enhancement of service systems, to contribute to improving the quality of medical and nursing services. In order to further expand its business in the future, FRONTEO Healthcare resolved a capital increase for the purpose of strengthening its capital and financial base, and FRONTEO resolved to underwrite it.

2.                  Outline of the consolidated subsidiary whose capital will be increased

(1) Designation	FRONTEO Healthcare, Inc.

(2) Location	2-12-23, Kounan, Minato-ku, Tokyo 108-0075 Japan

(3) Title and name of representative	Chief Executive Officer Naritomo Ikeue

(4) Business contents

Clinical trial information analysis support service

Data analysis service to improve the in-hospital environment

Pharmacovigilance service

Health care information services

Other healthcare-related information analysis businesses

(5) Capital amount	¥27,000,000

(6) Date of foundation	April 16, 2015

(7) Major shareholders and shareholding ratios	FRONTEO, Inc.	89.2%
	Four individual shareholders	10.8%

(8) Relationship with FRONTEO	Capital relations	Currently FRONTEO holds 89.2% of voting rights, but this capital increase will result in FRONTEO holding 99.3% of voting rights.
	Personnel relations	Director and Vice President of FRONTEO concurrently holds the office of CEO of FRONTEO Healthcare. Additionally, two Directors of FRONTEO concurrently hold the offices of Officers of the subsidiary.
	Business relations	FRONTEO is entrusted by FRONTEO Healthcare on management operations and business of customer development support etc., and also has a licensing agreement with FRONTEO Healthcare

(9) Settlement day	March 31

3.                  Content of payment for capital increase

(1) Amount of payment for capital increase	¥500,000,000 (capital: ¥300,000,000, capital reserve: ¥200,000,000)

(2) Capital amount after capital increase	¥327,000,000

(3) Underwriter of capital increase	FRONTEO, Inc.

(4) Payment due date	February 1, 2017 (planned)

(5) Shareholder composition after capital increase	FRONTEO, Inc.	99.3%
	Four individual shareholders	0.7%

To make the payment for capital increase, part of the funds procured on December 1, 2016 by the issuance of the subscription for the 2nd unsecured bonds with convertible bond type stock acquisition rights by third-party allotment will be allocated. FRONTEO Healthcare will utilize the increased capital paid to promote existing projects relating to the healthcare business.  More specifically, the increased capital will be allocated as shown in rows 1), 2) and 3) in the Table “Specific uses of the amount to be funded” below and also previously announced in the “Notice of the Issuance and the Subscription for the 2nd Unsecured Bonds with Convertible Bond Type Stock Acquisition Rights by Third-Party Allotment” on November 14, 2016.

(Reference) “Specific uses of the amount to be funded”

Specific use	Amount (millions of yen)	Scheduled disbursement timing
1) System development for existing projects relating to the healthcare business	380	December 2016 – November 2019
2) Establishment of operation & maintenance systems for existing projects relating to the healthcare business	70	April 2017 – November 2019
3) Development of sales system for existing projects relating to the healthcare business	50	September 2017 – November 2019
4) New investments into research and development	300	December 2016 – November 2019
5) Tie-up and M&A for accelerating the development of the healthcare business including cultivation of cooperators and capital participation	1,675	December 2016 – November 2019
Total	2,475

4.                  Future perspective

Impact of the payment for capital increase above on the consolidated business performance for this term is minor.

End

This document has been translated from the original Japanese-language document for reference purposes only. If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About FRONTEO, Inc.

FRONTEO, Inc. (Nasdaq:FTEO) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. FRONTEO’s KIBIT technology is driven by FRONTEO AI based on knowledge acquired through its litigation support services. The KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. FRONTEO continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing. FRONTEO was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation.  FRONTEO provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about FRONTEO, contact usinfo@fronteo.com or visit http://www.fronteo.com/global/

Safe Harbor Statement

This notice contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “aims,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the potential use of artificial intelligence technologies, including KIBIT, and its benefits to the healthcare industry, the anticipated increase in employment of persons with mental disabilities due to new legislation due to become effective in fiscal year 2018, and the expected use of funds to be received from the above-described investment in our company are forward-looking statements. FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market;

expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this notice and in the attachments is as of the date of this notice, and FRONTEO undertakes no duty to update such information, except as required under applicable law.